STW Resources Holding, Corp.
619 W. Texas Ave., Ste 126
Midland, TX 79701

October 18, 2013
Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          STW Resources Holding Corp.
Form 10-K for the Fiscal Year Ended December 31, 2012 (the "Report")
Filed August 6, 2013
File No. 0-52654

Dear Ms. Thompson,

This letter is provided in response to your letter dated September 23, 2013 regarding the above-referenced filings of STW Resources Holding Corp. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company. In addition to the responses set forth below, we are filing Amendment No. 1 to the Report on this same date (the "Amendment") to reflect the appropriate responses set forth herein.

General

1.
We note that you have yet to file your Forms 10-Q for the quarterly  periods ended March 31, 2013 and June 30, 2013.  We remind  you of your duty to file these reports under Section 13 of the Securities  Exchange  Act of 1934.  Please provide us with an explanation  of your delinquency  and an estimate of when you believe you will be current in your reporting obligations.

RESPONSE:

We note our delinquency in filing the Forms 10-Q for the quarterly  periods ended March 31, 2013 and June 30, 2013 (collectively, the "10Qs") and are currently preparing the 10Qs so that they can be filed within the next 2 months.  We were unable to file the 10Qs when they were due to capital constraints.

2.
Please tell us why you have not filed  Item 1.01 Form 8-Ks reporting  your (i) September 6, 2012 contract to design and build  a water desalination  facility  with Midland  Ranchland Hills  Golf Club, and your (ii) January 22, 2013 agreement  with Tiburon  Research Holdings  to own and operate a water recycling  plant to provide re-usable water to oil producers.  Alternatively,  please file such agreements  with a current report or your next periodic report.  Please also explain  why you have not filed  such contracts as material definitive  agreements  under Item 601(b)(10) of Regulation  S-K.

RESPONSE:

The September 6, 2012 contract to design and build  a water desalination  facility  with Midland  Ranchland Hills  Golf Club (the "Midland Agreement") was actually a purchase order for our proprietary water desalinization facility (the "Facility") and, like similar equipment purchase orders, we were not going to receive any revenue until the facility began to operate because before such time, the order was completely reversible.  Under the advice of former counsel, we were told that an 8-K would therefore not be necessary until we started to receive revenue from the Midland Agreement, as it was not material until such time.  Accordingly, on January 28, 2013, we filed a Current Report on Form 8-K to disclose our entry into the Midland Agreement1, but we recognize it was not under the correct Item.  Although the Midland Agreement is the type we hope to make in the ordinary course of our business, at this time it would be deemed material and we are now obligated to provide the Facility in an enforceable manner.  Pursuant to your comment, we are preparing an Item 1.01 Form 8-K for the Midland Agreement to be filed soon.

1 The Current Report on Form 8-K that we filed on January 11, 2013 disclosing the existence of the Midland Agreement was, as stated therein, due to the potential disclosure of material nonpublic information of same in an online article.

We did not file an Item 1.01 form 8-K for the January 22, 2013 agreement  with Tiburon  Research Holdings (the "Tiburon Agreement") because it contains very stringent closing conditions, which have not yet been met.  Most importantly, the financing and regulatory requirements, such as permits and reports, needed to begin or operate any facility contemplated in the Tiburon Agreement have not yet been obtained.  Accordingly, the Tiburon Agreement does not yet obligate us in any manner, nor is it enforceable by or against any of the parties and therefore, we do not believe we are required to file an 8-K disclosing the Tiburon Agreement at this time.  Once we satisfy those closing conditions that obligate us to perform under the Tiburon Agreement, we shall file the appropriate 8-K to disclose same.

Our additional financing requirements...page 11

3.
You state that, as of December 31, 2012 you were over-subscribed  in relation  to the number of shares authorized and the number of shares that would be needed if all equity and debt instruments  were converted  into common  shares.  In future filings,  to the extent this issue persists and you choose to include  risk factor disclosure  in your filing,  please discuss the risks related to over-subscription  in a separate risk factor.

RESPONSE:

During the third quarter of fiscal 2013, we amended our articles of incorporation to increase our authorized capital from 100,000,000 shares of common stock to 250,000,000 shares of common stock (the "Increased Capital").  We filed a Definitive Information Statement on Schedule 14C on May 20, 2013 to disclose the Increased Capital.  Following the Increased Capital, which occurred following the end of the fiscal year covered by the Initial 10-K but prior to the date such report was filed, the Company has a sufficient number of shares of common stock authorized and available to satisfy all of its outstanding equity obligations.  Accordingly, we have revised the risk factor in question and based on the Company's current capitalization, do not believe we need to include a risk factor about over-subscription.

The revised risk factor is as follows:

"Our additional financing requirements could result in dilution to existing stockholders.

We will require additional financings obtained through one or more transactions which effectively dilute the ownership interests of holders of our Common Stock.  We have the authority to issue additional shares of Common Stock and Preferred Stock as well as additional classes or series of ownership interests or debt obligations which may be convertible into any class or series of ownership interests in the Company.  As of the date of this Report, the Company is authorized to issue 250,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.  Such securities may be issued without the approval or other consent of the holders of the Common Stock. As of December 31, 2012, the Company was over subscribed in relation to the number of shares authorized and the number of shares that would be needed if all equity and debt instruments were converted into common shares.  However, on July 12, 2013, we amended our Articles of Incorporation to increase our authorized capital from 100,000,000 shares of common stock to 250,000,000 shares of common stock and therefore have a sufficient number of shares of common stock to satisfy all of our outstanding common stock obligations."

In our review of the risk factor contemplated in your Comment 3, we determined to add the following risk factor in the amended Form 10-K:

"A portion of our outstanding convertible promissory notes shall be due soon and we may be unable to satisfy our obligations to pay interest and principal thereon when due."

As of October 17, 2013, we have approximately $3,500,000 in outstanding convertible notes.  We recently received consent from the holders of approximately 70% of the outstanding principal amount of such notes to extend the maturity date of their notes.  Although we continue to seek consent from the remaining note holders, there can be no assurance that we will receive it from any or all of these holders.  The notes provide us with a 30 day cure period, but if we are unable to pay the notes when they become due, the note holders maintain the right to demand immediate payment of all outstanding principal and interest or maintain the note at an increased default interest rate of 18% per annum until we remedy the default.  If we do not receive consent to extend the maturity date of the notes from the remaining note holders, the notes are not converted into equity or we do not otherwise restructure such debt, our current operations do not generate sufficient cash to pay the interest and principal on these obligations when they become due. Accordingly, there can be no assurance that we will be able to pay these or other obligations which we may incur in the future."

Compliance with Section 16(a) of the Exchange Act, page 33

4.
You state that all Section 16(a) filing  requirements  for your officers,  directors, and greater than 10% beneficial owners were complied  with during  the fiscal year ended December 31, 2012.  However, it does not appear that any of your directors, officers  or greater than 10% beneficial holders have ever filed  Forms 3, 4 or 5 with respect to your equity securities.   Please reconcile  for us the seeming inconsistency  between this disclosure  and the apparent filing  delinquencies  by the aforementioned  filers.

RESPONSE:

As you are aware, Item 405 of Regulation S-K requires that we review Forms 3 and 4 and amendments thereto furnished to us during our most recent fiscal year and Forms 5 and amendments thereto furnished to us with respect to our most recent fiscal year.  Since we did not receive any forms during the fiscal year ended December 31, 2012, the disclosure in the Report erroneously stated that "all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with."  However, as you point out in your comment, none of the persons  subject to Section 16(a) filed the required forms.  We understand the responsibility Item 405 imposes upon us and therefore updated the relevant section in Item 10 of the Report as set forth below.  Please note that since reports were not filed late and transactions were not reported untimely, but rather not filed at all, we believe it is appropriate to include information only in the "Known Failures" column, rather than the other columns.

"Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of any class of our securities registered under Section 12(g) of the Exchange Act to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

During our review process, we realized that none of the persons subject to such requirements complied with same.  It seems that most of the affected persons, as listed below, failed to file their Initial Statement of Beneficial Ownership on Form 3 and then in light of their failure to report changes in such beneficial ownership on a Form 4, failed to file an Annual Statement of Changes in Beneficial Ownership on a Form 5 regarding such holdings and transactions that should have been so reported in the previous year.  We have reminded these persons about their obligations and it is our understanding that they will file all beneficial ownership forms required to date in the coming weeks.

The table below accounts for the missed Form 3 and Form 5s of each person subject to Section 16(a).

Name	# of Late Reports	Transactions Not Timely Reported	Known Failures to File a Required Form
Mr. Weiner	-	-	3
Mr. Maddox	-	-	2
Mr. Seabolt	-	-	3
Mr. O'Neill	-	-	2
Hon. Carter	-	-	2
Mr. Birnbaum	-	-	2
Mr. DiFrancesco	-	-	2
Mr. Dorn	-	-	2

Item 11. Executive Compensation, page 34

Employment Agreements, page 34

5.
You state that, on each of July 1, 2012 and March 7, 2013, you entered into independent contractor agreements  with each of Stanley Weiner, Lee Maddox and D. Grant Seabolt, Jr.  However, on page 8 of your Form 10-K, you state that other than your executive officers  and in-house counsel,  you do not have any employees.   Further, on page 21, you state that your salaries and benefits increased  in 2012 due to independent  contractors becoming  employees.   Lastly,  on page 37, you state that in March 2013, you entered into new employment  contracts with your three officers.In future filings,  please clarify whether the aforementioned  individuals  are employees  or independent  contractors, and revise your disclosure accordingly.

RESPONSE:

We entered into an Independent Contractor Agreement with each of Mssrs. Weiner, Maddox and Seabolt, Jr. in 2013, to serve as our Chief Executive Officer, Director of Operations and outside General Counsel, respectively; the agreements were signed in March 2013, but they are effective as of January 2013 (each a "2013 Agreement," and collectively the "2013 Agreements").  We previously entered into similar independent contractor agreements with each of Mssrs. Weiner, Maddox and Seabolt, Jr. in 2012, each of which expired on December 31, 2012 and was replaced by the respective 2013 Agreement.  As each of Mssrs. Weiner, Maddox and Seabolt, Jr. are independent contractors, and as set forth in the independent contractor agreements, none of them are employees of the Company.  Salaries did increase in 2012 because of the compensation payable pursuant to these agreements, but the Report mistakenly referred to the agreements as employment agreements.  Accordingly, we revised the disclosure in the Report to remove any inconsistencies and to make clear the information provided in this response.

Additionally, we would like to inform you that we are preparing a Current Report on Form 8-K to disclose our entry into new employment agreements.

Item 13.  Related Party Transactions, page 37

6.
We note that you have disclosed  your entry into employment  agreements  with certain of your executive  officers  in March 2013.  However, we note that you have entered into certain other related party transactions  in fiscal 2013, including  but not limited  to your Equity  Exchange  Agreement  with Black Pearl Energy,  LLC, which is controlled  by your chief executive  officer  and chief operating  officer.   Please provide the information required by Item 13 of Form 10-K in future filings.

RESPONSE:

Pursuant to your comment, we revised Item 13 as set forth below, to include all of the appropriate transactions for the time frame set forth in Item 404 of Regulation S-K. Please note that we are preparing a Current Report on Form 8-K regarding the unwinding of the Black Pearl Energy, LLC transaction, which is disclosed below and expect to file such 8-K soon; in light of the previous disclosure, we thought it was prudent to include such information in the Amendment:

"Other than the relationships and transactions discussed below, we are not a party to, nor are we proposed to be a party, to any transaction since the beginning of the fiscal year ending December 31, 2012  involving an amount that exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years and in which a related person, as such term is defined by Item 404 of Regulation S-K, had or will have a direct or indirect material interest.

During the year ended December 31, 2011, the Company incurred $73,500 in fees and expenses payable to Viewpoint Securities LLC ("VP"), and granted a warrant to purchase 566,667 shares of the Company’s common stock with an exercise price of $0.20 per share and exercisable for a period of two years from the date of issuance.  One of our directors, Mr. DiFrancesco was previously a partner at VP.  At December 31, 2012 and 2011, the Company had a balance due to VP of $202,728 recorded in accounts payable.

On July 1, 2012, the Company entered into various independent contractor agreements with three officers and/or directors. The agreements terminate on December 31, 2012 and provide for monthly payments ranging from $5,000 to $16,000. As of December 31, 2012, the Company recorded $216,000 under salaries and benefits in the accompanying consolidated statements of operations, of which $97,000 is yet to be paid and is recorded under accrued compensation in the accompanying consolidated statement of operations and paid cash in the amount of $119,000. At December 31 2012, and 2011, the Company had accrued fees payable under these agreements of $431,996 and $249,480, respectively.  In March 2013, the Company signed new independent contractor agreements with these same officers and/or directors referenced above. Each of the new agreements were effective as of January 2013 and terminate on December 31, 2013; the agreements also provide for monthly payments ranging from $6,250 to $10,000 during the term of each person.

As of January 2012, the Company maintains an investment banking agreement with Ascendiant Capital Markets LLC, a FINRA & SIPC member firm ("Ascendiant"), over which one of our directors (Mr. DiFrancesco) is Managing Director, which entitles Ascendiant to cash commissions and warrant coverage for financings they place for us.  As of the date of this Report, pursuant to this agreement, we have paid Ascendiant approximately $50,000 in cash, but no warrants have been issued or accrued. Ascendiant has waived commissions for transactions with all officers, directors, insiders, all other individuals (accredited or not) and if a fee is not attainable as determined by an institutional investor. Institutional investors are not waived but fees are limited to the acceptance of the investor. There are no accrued balances for fees, commissions, warrants or common stock.

Ascendiant Capital Partners, LLC has been issued 1,000,000 shares pursuant to a consulting agreement the Company maintains with them.

We maintain a convertible note, with a current balance of approximately $139,000 with our CEO.

On January 8, 2013, the Company and Black Pearl Energy, LLC ("BPE"), an entity controlled by Stan Weiner and Lee Maddox, the Company’s Chief Executive Officer and Chief Operating Officer, respectively, entered into an equity exchange agreement (the “Exchange Agreement”) pursuant to which BPE transferred 10% of the outstanding membership interests of Black Wolf Enterprises, LLC, (“Black Wolf”) to the Company in exchange for 7,000,000 shares of the Company’s common stock (the "Pearl Shares").  The Pearl Shares, although supposed to be issued after we amended our articles of incorporation to increase our authorized share capital, were never issued.  Other than the Pearl Shares, the Exchange Agreement did not obligate STW to provide any other assets or commitments in consideration of the transaction contemplated thereby.  The transaction contemplated by the Agreement - the transfer of ownership in Black Wolf - closed on January 8, 2013.  At the time of the Exchange Agreement, Black Wolf commercialized the expertise and services of Lone Wolf Resources, LLC, an environmental and civil construction company operating in the oil and gas industry (“Lone Wolf”). Lone Wolf has worked with the Department of Transportation and the Texas Commission on environmental quality to shape the standards for processing hydrocarbon-impacted soils to a reusable road base. Lone Wolf has completed projects internationally and throughout the United States, including the world's largest in-situ thermal remediation project. BPE is an oilfield service company that has developed an evaporation cover that is conservation friendly, economical and can be floated on to existing ponds or installed during construction for the elimination of evaporation on frac ponds used throughout the oilfield. BPE also provides high quality liners with fusion-welded seams, quality control testing including air tests of seams and destruction testing in West Texas and Eastern New Mexico, and intends to expand into South Texas during the first quarter of this year. Black Wolf combines Lone Wolf’s and BPE’s services and constructs drill sites, reserve pits, frac ponds, roads, pit closings, liners, leak detection systems, evaporation covers, and provides associated maintenance. Black Wolf also offers turnkey services for H-11 permitted ponds, including surveys, engineering and design, and permitting for storage of produced and brine waters as well as utilizes proprietary technologies employed by Lone Wolf in the reclamation of hydrocarbon-impacted soils. Black Wolf is currently negotiating on a number of multi-well packages with many of the largest oil and gas producers in West Texas.  As of the date of filing this Amendment however,  after 4 months of operations, Lone Wolf initiated their termination clause with Black Pearl and Black Wolf.   As a result, Black Wolf was dissolved and we are currently seeking to terminate the Exchange Agreement since our investment would no longer be of any value.  As of the date of this Amendment, BPE has verbally agreed to cancel the Exchange Agreement and unwind the transaction in its entirety; as part of the cancellation, we shall not be required to issue the Pearl Shares and BPE shall agree to indemnify the Company from any and all potential liabilities associated with or arising out of the Black Pearl's business.

Promoters and Certain Control Persons

None of our management or other control persons were “promoters” (within the meaning of Rule 405 under the Securities Act), and none of such persons took the initiative in the formation of our business or in connection with the formation of our business and received 10% of our debt or equity securities or 10% of the proceeds from the sale of such securities in exchange for the contribution of property or services, during the last five years.

Director Independence

Four of our directors, Joseph O’Neill, Hon. Bill Carter, Manfred Birnbaum, and Dale F. Dorn are independent directors, using the Nasdaq definition of independence."

Item 15. Exhibits and Financial Statement Schedules, page 38

7.
It appears that you have not filed or properly incorporated  by reference all of your material contracts and instruments  defining  the rights of security holders.   For example, we note that you filed  a Form 8-K on December 3, 2012, which included  forms of November 2012 14% Convertible  Note, Warrant and Subscription  Agreement  as exhibits 4.1, 4.2 and 10.1, respectively,  yet these agreements  were not incorporated  by reference into the exhibit  index of your Form 10-K. In future filings,  please include  in your Form 10-K all required exhibits.   Please refer to Item 601 of Regulation  S-K.

RESPONSE:

Pursuant to your comment, we revised our exhibit table to include all exhibits Item 601 of Regulation S-K requires; new exhibits are highlighted below in yellow. The revised table is set forth below:

Exhibit No.	Description
2.1	Order Confirming the Second Amended Plan of Reorganization of Woozyfly, Inc. (4)
2.2	Agreement and Plan of Merger for proposed merger between Woozyfly, Inc. Merger Sub, and STW Resources, Inc. dated January 17, 2010 (3)
3.1	Articles of Incorporation (1)
3.2	Certificate of Amendment to the Articles of Incorporation (2)
3.3	Certificate of Amendment to the Articles of Incorporation – March 1, 2010 (5)
3.4	Articles of Merger between STW Acquisition, Inc. and STW Resources, Inc. (4)
3.5	Articles of Merger filed with the State of Nevada on March 3, 2010 (6)
4.1	Form of 12% Convertible Note dated August 31, 2010 (8)
4.2	Form of Warrant dated August 31, 2010 (8)
4.3	Form of Promissory Note dated August 31, 2010 (9)
4.4	Form of Warrant for December 2010 Financing (10)
4.5	Extension of Note, by and between STW Resources Holding Corp. and GE Ionics, Inc., dated October 28, 2011 (11)
4.6	Amended and Restated Note effective October 1, 2l011 in favor of GE Ionics, Inc. (11)
4.7	Form of November 2011 Warrant (13)
4.8	Note Exchange Form of New Note (15)
4.9	Note Exchange Form of New Warrant (15)
4.10	Form of May 2012 Warrant (16)
4.11	Form of November 2012 14% Convertible Note (17)
4.12	Form of November 2012 Warrant (17)
10.1	Form of Securities Purchase Agreement dated August 31, 2010 (6)
10.2	Form of Escrow Agreement by and between the Company, Viewpoint, and TD Bank, N.A. dated March 31, 2010 (8)
10.4	Form of Settlement Agreement by and between STW Resources Holding Corp and GE Ionics, Inc., dated August 31, 2010 (9)
10.5	Form of Subscription Agreement for December 2010 Financing (10)
10.6	Letter of Intent dated April 17, 2011 (12)
10.7	Amendments to Settlement Agreement dated October 30, 2011, by and between STW Resources Holding Corp. and GE Ionics, Inc. (11)
10.8	Form of November 2011 Subscription Agreement (13)
10.9	Note Exchange Cover Letter (15)
10.10	Note exchange Subscription Agreement Form (15)
10.11	Master Note Agreement with Revenue Participation Subscription Package (15)
10.12	Form of May 2012 Subscription Agreement (16)
10.13	Form of November 2012 Subscription Agreement (17)
16.1	Letter from Weaver & Martin LLC (7)
16.2	Letter from Weaver and Tidwell, LLP (14)
21.1	List of Subsidiaries
31.1	Certification of the Chief Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to U.S.C. Section 1350 As adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*
Pursuant to Rule 406T of Regulation S-T, the interactive data files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Incorporated by reference to the Registration Statement on Form SB-2, previously filed with the Securities and Exchange Commission on September 26, 2006.
(2)	Incorporated by reference to the Registrant’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on September 4, 2008.
(3)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on January 26, 2010.
(4)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on February 19, 2010.
(5)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on March 2, 2010.
(6)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on March 9, 2010.
(7)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on April 5, 2010.
(8)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on September 16, 2010.
(9)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on September 22, 2010.
(10)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on December 10, 2010.
(11)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on November 3, 2011.
(12)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on April 26, 2011.
(13)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on November 23, 2011.
(14)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on February 3, 2012.
(15)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on April 10, 2012.
(16)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on May 11, 2012.
(17)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on December 3, 2012.
------------------------

We also hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Sincerely,
STW Resources Holding Corp.

/s/ Stanley Weiner
Stanley Weiner
Chief Executive Officer